Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer

Alderon Iron Ore Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change

November 30, 2011

Item 3.	News Release

A press release announcing the material change referred to in this report was issued through Marketwire on December 1, 2011, and a copy is filed on SEDAR.

Item 4.	Summary of Material Change

Alderon announced that it closed its previously announced non-brokered private placement of 2,000,000 flow-through common shares at a price of $3.00 per flow-through share for gross proceeds of $6,000,000.

Item 5.1	Full Description of Material Change

For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Mark J. Morabito, Executive Chairman Phone: (604) 681-8030 Fax: (604) 681-8039

Item 9.	Date of Report

December 6, 2011

SCHEDULE “A”

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

Alderon Iron Ore Closes $6.0 Million Non-Brokered
Private Placement of Flow-Through Shares

December 1, 2011	(TSX: ADV) (OTCQX: ALDFF)

Alderon Iron Ore Corp. (TSX: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce that it has closed its previously announced non-brokered private placement of 2,000,000 flow-through common shares (the “Flow-Through Shares”) at a price of $3.00 per Flow-Through Share for gross proceeds of $6,000,000 (the “Offering”).

The gross proceeds raised from the Offering will be used by Alderon for exploration expenditures on its Kamistiatusset Project, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2011 taxation year.

Alderon has paid cash finder’s fees equal to 6.0% of the gross proceeds raised under the Offering.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office

T: 604-681-8030	T: 416-309-2138	T: 514-281-9434	T: 709-576-5607

F: 604-681-8039	F: 416-861-8165	F: 514-281-5048

E: info@alderonironore.com

www.alderonironore.com

For Investor Relations, please call:

Konstantine Tsakumis

1-866-683-8030

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the use of proceeds from the Offering and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; market conditions; fluctuations in commodity prices; title matters; inability to access railway transportation, sources of power and port facilities; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the Toronto Stock Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.